(a)(1)(iii)

PARADIGM Funds Trust

REPURCHASE OFFER TERMS

December 31, 2007

1.	The Offer. PARADIGM Funds Trust (the “Fund”) is offering to repurchase for cash up to one hundred percent (100%) of the aggregate of its shares of beneficial interest (“Shares”) at a price equal to the respective net asset value (“NAV” or “Net Asset Value”) as of the close of The New York Stock Exchange on the Valuation Date (defined below) upon the terms and conditions set forth in this Offer, the Repurchase Offer Notice, the Fund’s Prospectus, and the related Repurchase Request Form. Together those documents constitute the “Repurchase Offer.” The purpose of the Repurchase Offer is to provide liquidity to Shareholders of the Fund. The offer is not conditioned upon the tender for repurchase of any minimum amount of Shares.

The Fund is a “feeder” fund into the PARADIGM Multi-Strategy Fund I, LLC (the “Master Fund”), which then invests its capital in Investment Funds. The Board of the Master Fund has approved a tender offer for up to one hundred percent (100%) of its outstanding limited liability company interests, including the Fund. The Board of the Fund has approved a tender offer of up to one hundred percent (100%). The Master Fund has approximately $43,213,815 in net asset value as of October 31, 2007, with the Fund comprising approximately $43,213,815 (or approximately 100%) of such amount.

Due to liquidity restraints associated with the Master Fund’s investments in underlying funds and the fact that the Master Fund may have to effect withdrawals from those funds to pay for limited liability company interests being repurchased, the Fund and Master Fund expect to employ the repurchase procedures set forth below.

2.	Repurchase Request Deadline — How to Submit Requests. All tenders of Shares for repurchase must be received in proper form by PARADIGM Global Advisors, LLC, at its office in New York on or before the close of The New York Stock Exchange (normally the Exchange closes at 4:00 p.m., Eastern Time, but may close earlier on certain days) on December 31, 2007. Repurchase Requests submitted to PARADIGM Global Advisors, LLC, in writing must be sent to the addresses specified in the Repurchase Request Form.

3.	Valuation Date. Investors should realize that the value of the Shares tendered in this Offer likely will change between October 31, 2007 (the last time net asset value will have been calculated before the start of this offer) and December 31, 2007 (the next time net asset value will be calculated) and December 31, 2007 (the Valuation Date), when the value of the Shares tendered to the Fund will be determined for purposes of calculating the purchase price of such Shares.

4.	Net Asset Values. You must determine whether to tender your Shares prior to the Repurchase Request Deadline, but the Net Asset Values at which the Fund will repurchase Shares will not be calculated until the Valuation Date. The Net Asset Values can fluctuate and may fluctuate between the date you submit your Repurchase Request and the Repurchase Request Deadline and the Valuation Date. The Net Asset Values on the Repurchase Request Deadline and the Valuation Date could be higher or lower than on the date you submit a Repurchase Request.

5.	Payment for Repurchased Shares. Promptly after the Repurchase Request Deadline, the Fund will give to each Shareholder whose Shares (or portions thereof) have been accepted for repurchase a promissory note (the “Promissory Note”) entitling the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date, of the repurchased Shares (or portions thereof). The determination of the value of Shares as of Valuation Date is subject to adjustment based upon the results of the next annual audit of the Fund’s financial statements. The Promissory Note, which will be non-interest bearing and non-transferable, is expected to contain terms providing payment at four separate times.

The first payment (the “Initial Payment”) will be in an amount equal to at least 90% of the estimated value of the repurchased Shares (or portions thereof), determined as of the Valuation Date. The Initial Payment will be made as of the later of (a) within 30 days after the Valuation Date, or (b) if the Fund has requested withdrawals of its capital from any underlying funds in order to fund the repurchase of Shares, within 10 business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such underlying funds.

The second and final payment (the “Contingent Payment”) is expected to be in an amount equal to the excess, if any, of (a) the value of the repurchased Shares (or portions thereof), determined as of the Valuation Date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the Valuation Date falls, over (b) the Initial Payment. It is anticipated that the annual audit of the Fund’s financial statement swill be completed within 60 days after the end of each fiscal year of the Fund and that the Contingent Payment will be made promptly after the completion of the audit.

Although the amounts required to be paid by the Fund under the Promissory Note will generally be paid in cash, the Fund may, under certain limited circumstances noted above, pay all or a portion of the amounts due by the in-kind distribution of marketable or non-marketable securities.

6.	In addition, a Shareholder who tenders for repurchase only a portion his or her Shares will be required to maintain a minimum capital account balance of $25,000, net of the amount of the Incentive Allocation, if any, that is to be debited from the capital account of the Shareholder as of the date that the Fund values the Shares for repurchase. The Fund maintains the right to reduce the portion of Shares to be repurchased from a Shareholder so that the required minimum capital account balance is maintained.

The Fund may redeem all or part of the Shares if, among other reasons, the Sub-Adviser determines that it would be in the best interests of the Fund to do so. The Fund reserves the right to reduce that portion of the Shares to be purchased from a Shareholder to maintain the Shareholder’s capital account balance at $25,000 if a Shareholder tenders a portion of his or her Shares and the repurchase of that portion would cause the Shareholder’s capital account balance to fall below this required minimum.

7.	Withdrawal of Tender of Shares for Repurchase. Shares tendered pursuant to the Repurchase Offer may be withdrawn or you may change the amount of Shares tendered for Repurchase at any time prior to the close of The New York Stock Exchange (normally the Exchange closes at 4:00 p.m., Eastern time, but may close earlier on certain days) on December 31, 2007 (the Repurchase Request Deadline). You must send a written notice to PARADIGM Global Advisors, LLC, at one of its addresses specified in this Repurchase Request Form or the Prospectus, and PARADIGM Global Advisors, LLC, must receive it before the Repurchase Request Deadline.

8.	Suspension or Postponement of Repurchase Offer. The Board of Trustees of the Fund may suspend or postpone this Repurchase Offer only by a majority vote of the Trustees (including a majority of the disinterested Trustees) and only:
     (A) for any period during which The New York Stock Exchange or any market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted;
     (B) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or
     (C) for such other periods as the Securities and Exchange Commission may order for the protection of Shareholders of the Fund.
9.	Tax Consequences. A Shareholder that tenders its entire Shares will generally have a taxable event when the Shares is repurchased. Gain, if any, will be recognized by a tendering Shareholder only as and after the total proceeds received by the Shareholder exceed the Shareholder’s adjusted tax basis in the Shares. A loss, if any, will be recognized only after the Shareholder has received full payment under the promissory note that will be given to the Shareholder prior to the Fund’s payment of the repurchase amount.

Shareholders should consult their tax advisers regarding the specific tax consequences, including state and local tax consequences, of a repurchase of their Shares. Special tax rules apply to Shares repurchased from retirement plan accounts.

A tender of Shares pursuant to the Repurchase Offer will be treated as a taxable sale of the Shares if the tender (i) completely terminates the Shareholder’s interest in the Fund, (ii) is treated under the Internal Revenue Code as a distribution that is “substantially disproportionate” or (iii) is treated under the Internal Revenue Code as a distribution that is “not essentially equivalent to a dividend”. A “substantially disproportionate” distribution generally requires a reduction of at least 20% in the Shareholder’s proportionate Shares in the Fund after all Shares are tendered. A distribution “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the Shareholder’s interest, which should be the case if the Shareholder has minimal Shares in the Fund, exercises no control over Fund affairs and suffers a reduction in his or her proportionate Shares. The Fund intends to take the position that tendering Shareholders will qualify for sale treatment. If the transaction is treated as a sale for tax purposes, any gain or loss recognized will be treated as a capital gain or loss by Shareholders who hold their Shares as a capital asset and as a long-term capital gain or loss if such Shares has been held for more than twelve months. If the transaction is not treated as a sale, the amount received upon a sale of Shares may consist in whole or in part of ordinary dividend income, a return of capital or capital gain, depending on the Fund’s earnings and profits for its taxable year and the Shareholder’s basis in the Shares. In addition, if any amounts received are treated as a dividend to tendering Shareholders, a constructive dividend may be received by non-tendering Shareholders whose proportionate interest in the Fund has been increased as a result of the tender.

10.	Withdrawal Charges: The Fund does not charge a special handling or processing fee for repurchases.

11.	Proper Form of Repurchase Request Documents: All questions as to the validity, form, eligibility (including, for example, the time of receipt) and acceptance of repurchase requests will be determined by the Fund, in its sole discretion, and that determination will be final and binding. The Fund reserves the right to reject any and all tenders of repurchase requests for Shares determined not to be in the proper form, or to refuse to accept for repurchase any Shares if, in the opinion of counsel to the Fund, paying for such Shares would be unlawful. The Fund also reserves the absolute right to waive any of the conditions of this Offer or any defect in any tender of Shares, whether in general or with respect to any particular Shares or Shareholder(s). The Fund’s interpretations of the terms and conditions of this Repurchase Offer shall be final and binding. Unless waived, any defects or irregularities in connection with repurchase requests must be cured within the times as the Fund shall determine. Tenders of Shares will not be deemed to have been made until all defects or irregularities have been cured or waived.

Neither the Fund, PARADIGM Global Advisors, LLC (the Fund’s investment sub-advisor) nor Citi Fund Services (the Master Fund’s Administrator and Transfer Agent) nor any other person is or will be obligated to give notice of any defects or irregularities in repurchase requests tendered, nor shall any of them incur any liability for failure to give any such notice.

Neither the Fund nor its Board of Trustees make any recommendation to any Shareholder whether to tender or refrain from tendering Shares.

Each Shareholder must make an independent decision whether to tender Shares and, if so, how much Shares to tender.

No person has been authorized to make any recommendation on behalf of the Fund whether Shareholders should tender pursuant to this Repurchase Offer. No person has been authorized to give any information or to make any representations in connection with this Repurchase Offer other than those contained in this Repurchase Offer or in the Fund’s Prospectus and Statement of Additional Information. If given or made, any such recommendations and such information must not be relied upon as having been authorized by the Fund, its investment sub-advisor, Distributor or PARADIGM Global Advisors, LLC.

For the Fund’s current net asset values and other information about this Repurchase Offer, or for a copy of the Fund’s Prospectus, call PARADIGM Global Advisors, LLC, at (212)271-3388.
Dated: December 4, 2007